UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2020

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The first and second paragraphs of the press release attached to this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On February 27, 2020, Can-Fite BioPharma Ltd. (the “Company”) issued a press release announcing new pre-clinical findings in connection with its on-going collaboration with Univo Pharmaceuticals (TASE:UNVO), demonstrating CBD’s robust anti-neoplastic effect in pre-clinical studies against liver cancer and further announcing an expansion of collaboration agreement with Univo. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, on the same day, Golan Bitton resigned from the Company’s board of directors, effective immediately. Mr. Bitton indicated that he decided to resign due to time constraints preventing him from serving on the Company’s board.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated February 27, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2020	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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